UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. _____)*

                            InkSure Technologies Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                  Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     45727E
                            ------------------------
                                 (CUSIP Number)

                            James E. Lineberger, Jr.
                              Lineberger & Co., LLC
                              1120 Boston Post Road
                                Darien, CT 06820
                                  203-655-7578
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                January 14, 2005
--------------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               Page 1 of 13 pages

                                  SCHEDULE 13D
========================               13D
CUSIP NO.  45727E
========================

================================================================================
    1       NAMES OF REPORTING PERSONS
            Irrevocable Trust of James E. Lineberger u/a 12/17/98
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            65-6285554

--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
    3       SEC USE ONLY
--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

            ITEMS 2(d) or 2(e)                                               |_|
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Connecticut
================================================================================
                                7     SOLE VOTING POWER

                                      0
      NUMBER OF             ----------------------------------------------------
      SHARES                    8     SHARED VOTING POWER
      BENEFICIALLY
      OWNED BY                        713,363 (1)
      EACH                  ----------------------------------------------------
      REPORTING                 9     SOLE DISPOSITIVE POWER
      PERSON
      WITH                            0
                            ----------------------------------------------------
                               10     SHARED DISPOSITIVE POWER

                                      713,363 (1)
================================================================================

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           713,363
--------------------------------------------------------------------------------

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                           |_|

           (See Instructions)
--------------------------------------------------------------------------------

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           4.67% (2)
--------------------------------------------------------------------------------

    14     TYPE OF REPORTING PERSON (See Instructions)

           OO
================================================================================

(1) Consists of (i) 457,619 shares held by Irrevocable Trust of James E. Lineberger u/a 12/17/98 (the "Trust"); and (ii) 255,744 shares currently exercisable pursuant to warrants (the "Trust Warrants") held by the Trust.

(2) Based on a total of 15,011,579 shares outstanding on November 11, 2004 as reported in the Company's Form 10-QSB as filed with the SEC on November 11, 2004, as adjusted upward to 15,267,323 shares to reflect 255,744 shares issuable under the Trust Warrants.


                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 13 pages

SCHEDULE 13D
========================               13D
CUSIP NO.  45727E
========================

================================================================================
    1      NAMES OF REPORTING PERSONS
           L & Co., LLC
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           06-1557367

--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           WC
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

           ITEMS 2(d) or 2(e)                                               |_|
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
================================================================================
                                7   SOLE VOTING POWER

                                      0
      NUMBER OF             ----------------------------------------------------
      SHARES                    8     SHARED VOTING POWER
      BENEFICIALLY
      OWNED BY                        453,023 (1)
      EACH                  ----------------------------------------------------
      REPORTING                 9     SOLE DISPOSITIVE POWER
      PERSON
      WITH                            0
                            ----------------------------------------------------
                               10     SHARED DISPOSITIVE POWER

                                      453,023 (1)
================================================================================

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           453,023
--------------------------------------------------------------------------------

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                           |_|

           (See Instructions)
--------------------------------------------------------------------------------

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           3.0% (2)
--------------------------------------------------------------------------------

    14     TYPE OF REPORTING PERSON (See Instructions)

           OO
================================================================================

(1) Consists of (i) 299,571 shares held by L & Co., LLC ("L & Co."); and (ii) 153,452 shares currently issuable upon exercise of warrants held by L & Co. (the "L & Co. Warrants").

(2) Based on a total of 15,011,579 shares outstanding on November 11, 2004 as reported in the Company's Form 10-QSB as filed with the SEC on November 11, 2004, as adjusted upward to 15,165,031 shares to reflect 153,452 shares issuable under the L & Co. Warrants.



                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 3 of 13 pages

SCHEDULE 13D
========================               13D
CUSIP NO.  45727E
========================

================================================================================
    1      NAMES OF REPORTING PERSONS
           Lineberger & Co., LLC
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           22-2865357

--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           N/A
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

           ITEMS 2(d) or 2(e)                                               |_|
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Connecticut
================================================================================
                                7     SOLE VOTING POWER

                                      0
      NUMBER OF             ----------------------------------------------------
      SHARES                    8     SHARED VOTING POWER
      BENEFICIALLY
      OWNED BY                        453,023 (1)
      EACH                  ----------------------------------------------------
      REPORTING                 9     SOLE DISPOSITIVE POWER
      PERSON
      WITH                            0
                            ----------------------------------------------------
                               10     SHARED DISPOSITIVE POWER

                                      453,023 (1)
================================================================================

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           453,023
--------------------------------------------------------------------------------

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                           |_|

           (See Instructions)
--------------------------------------------------------------------------------

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           3.0% (2)
--------------------------------------------------------------------------------

    14     TYPE OF REPORTING PERSON (See Instructions)

           OO
================================================================================

(1) Consists of (i) 299,571 shares held by L & Co., LLC ("L & Co."); and (ii) 153,452 shares currently issuable upon exercise of warrants held by L & Co. (the "L & Co. Warrants").

(2) Based on a total of 15,011,579 shares outstanding on November 11, 2004 as reported in the Company's Form 10-QSB as filed with the SEC on November 11, 2004, as adjusted upward to 15,165,031 shares to reflect 153,452 shares issuable under the L & Co. Warrants.



                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 4 of 13 pages

================================================================================
    1         NAMES OF REPORTING PERSONS
              James E. Lineberger IRA
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
    3       SEC USE ONLY
--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            PF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

            ITEMS 2(d) or 2(e)                                               |_|
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
================================================================================
                                7     SOLE VOTING POWER

                                      0
      NUMBER OF             ----------------------------------------------------
      SHARES                    8     SHARED VOTING POWER
      BENEFICIALLY
      OWNED BY                        100,000
      EACH                  ----------------------------------------------------
      REPORTING                 9     SOLE DISPOSITIVE POWER
      PERSON
      WITH                            0
                            ----------------------------------------------------
                               10     SHARED DISPOSITIVE POWER

                                      100,000
================================================================================

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           100,000
--------------------------------------------------------------------------------

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                           |_|

           (See Instructions)
--------------------------------------------------------------------------------

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           Less than 1% (1)
--------------------------------------------------------------------------------

    14     TYPE OF REPORTING PERSON (See Instructions)

           OO
================================================================================

(1) Based on a total of 15,011,579 shares outstanding on November 11, 2004 as reported in the Company's Form 10-QSB as filed with the SEC on November 11, 2004.

                               Page 5 of 13 pages

SCHEDULE 13D
========================               13D
CUSIP NO.  45727E
========================

================================================================================
    1      NAMES OF REPORTING PERSONS
           James E. Lineberger
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           N/A
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

           ITEMS 2(d) or 2(e)                                               |_|
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
================================================================================
                                7     SOLE VOTING POWER

                                      149,000 (1)
      NUMBER OF             ----------------------------------------------------
      SHARES                    8     SHARED VOTING POWER
      BENEFICIALLY
      OWNED BY                        453,023 (2)
      EACH                  ----------------------------------------------------
      REPORTING                 9     SOLE DISPOSITIVE POWER
      PERSON
      WITH                            149,000 (1)
                            ----------------------------------------------------
                               10     SHARED DISPOSITIVE POWER

                                      453,023 (2)
================================================================================

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,315,386 (3)
--------------------------------------------------------------------------------

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                           |_|

           (See Instructions)
--------------------------------------------------------------------------------

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           8.51% (4)
--------------------------------------------------------------------------------

    14     TYPE OF REPORTING PERSON (See Instructions)

           IN
================================================================================

(1) Consists of 49,000 currently exercisable options to purchase shares of common stock held by James E. Lineberger (the "Option"), and 100,000 shares owned by the James E. Lineberger IRA (the "IRA").

(2) Consists of (i) 299,571 shares held by L & Co., LLC ("L & Co."); and (ii) 153,452 shares currently issuable upon exercise of warrants held by L & Co. (the "L & Co. Warrants").

(3) Consists of (i) 457,619 shares held by Irrevocable Trust of James E. Lineberger u/a 12/17/98 (the "Trust"); and (ii) 255,744 shares currently issuable upon exercise of warrants (the "Trust Warrants") held by the Trust. Mr. Lineberger is the beneficiary of the Trust, but does not have either voting or dispositive power over such shares.

(4) Based on a total of 15,011,579 shares outstanding on November 11, 2004 as reported in the Company's Form 10-QSB as filed with the SEC on November 11, 2004, as adjusted upward to 15,469,775 shares to reflect 153,452 shares issuable under the L & Co. Warrants; 255,744 shares issuable under the Trust Warrants; and 49,000 shares issuable under the Option.


                   *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 6 of 13 pages

SCHEDULE 13D
========================               13D
CUSIP NO.  45727E
========================

================================================================================
    1      NAMES OF REPORTING PERSONS
           James E. Lineberger, Jr.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           N/A
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

           ITEMS 2(d) or 2(e)                                               |_|
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
================================================================================
                                7     SOLE VOTING POWER

                                      0
      NUMBER OF             ----------------------------------------------------
      SHARES                    8     SHARED VOTING POWER
      BENEFICIALLY
      OWNED BY                        713,363 (1)
      EACH                  ----------------------------------------------------
      REPORTING                 9     SOLE DISPOSITIVE POWER
      PERSON
      WITH                            0
                            ----------------------------------------------------
                               10     SHARED DISPOSITIVE POWER

                                      713,363 (1)
================================================================================

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           713,363
--------------------------------------------------------------------------------

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                           |_|

           (See Instructions)
--------------------------------------------------------------------------------

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           4.67% (2)
--------------------------------------------------------------------------------

    14     TYPE OF REPORTING PERSON (See Instructions)

           IN
================================================================================

(1) Consists of (i) 457,619 shares held by Irrevocable Trust of James E. Lineberger u/a 12/17/98 (the "Trust"); and (ii) 255,744 shares currently exercisable pursuant to warrants (the "Trust Warrants") held by the Trust.

(2) Based on a total of 15,011,579 shares outstanding on November 11, 2004 as reported in the Company's Form 10-QSB as filed with the SEC on November 11, 2004, as adjusted upward to 15,267,323 shares to reflect 255,744 shares issuable under the Trust Warrants.


                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 7 of 13 pages

Item 1.     SECURITY AND ISSUER

The class of securities to which this statement relates is the common stock, par value $0.01 per share, of InkSure Technologies Inc. a Nevada corporation (the "Issuer"), whose principal executive offices are located at 1770 N.W 64th St., Ste. 350, Fort Lauderdale, FL 33309.

Item 2.     IDENTITY AND BACKGROUND

This statement is being filed jointly by Irrevocable Trust of James E. Lineberger u/a 12/17/98 (the "Trust"), L & Co., LLC ("L & Co."), Lineberger & Co., LLC ("Lineberger & Co."), The James E. Lineberger IRA (the "IRA"), James E. Lineberger ("Lineberger I") and James E. Lineberger, Jr. ("Lineberger II") (collectively, the "Reporting Persons").

The Trust is a trust that has been established by James E. Lineberger. James E. Lineberger, Jr. is the trustee and makes all of the investment and voting decisions for the Trust. The business address of the Trust is c/o Lineberger & Co., LLC, 1120 Boston Post Road, Darien, CT 06820.

L & Co. is a Delaware limited liability company principally engaged in making capital investments in business entities. The business address of L & Co. is c/o Lineberger & Co., LLC, 1120 Boston Post Road, Darien, CT 06820.

Lineberger & Co. is a Connecticut limited liability company principally engaged in financial and investment consulting. Lineberger & Co. is the managing member of L & Co. The business address of Lineberger & Co. is 1120 Boston Post Road, Darien, CT 06820.

The IRA is an individual retirement account established by Lineberger I. Lineberger I is the sole manager of the IRA. The business address of the IRA is c/o Lineberger & Co., LLC, 1120 Boston Post Road, Darien, CT 06820.

Lineberger I is an individual, a citizen of the United States and the Manager of Lineberger & Co. His business address of Lineberger & Co. is 1120 Boston Post Road, Darien, CT 06820.

James E. Lineberger, Jr. is an individual, a citizen of the United States and makes all of the investment and voting decisions for the Irrevocable Trust of James E. Lineberger u/a 12/17/98. He is a Member of Lineberger & Co. and a beneficiary of a trust which is a member of L & Co. His business address is Lineberger & Co., LLC, 1120 Boston Post Road, Darien, CT 06820.

The names and positions of the executive officers and directors of L & Co. and Lineberger & Co. are set forth below. Each executive officer and director listed below

                               Page 8 of 13 pages
disclaims beneficial ownership of the shares of common stock beneficially owned by the Reporting Persons.

L & CO., LLC

Lineberger & Co., LLC         Citizenship--Connecticut, Managing Member

LINEBERGER & CO., LLC

James E. Lineberger           Citizenship--United States, Manager

During the last five years, neither the Reporting Persons nor any executive officer or director of the Reporting Persons have (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The securities owned directly and indirectly by each of the Trust and L & Co. were purchased with their respective working capital. The securities owned directly by the IRA were purchased by rollover funds of the IRA. The securities owned by Lineberger I were issued to him in connection with his service on the Company's board of directors.

Item 4.     PURPOSE OF TRANSACTION

Each of the Reporting Persons acquired the units for investment purposes only. On January 7, 2005, the IRA purchased 100,000 shares of common stock on the open market at a price per share of $1.19.

Neither of the Reporting Persons has any plan or proposal which relates to, or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                               Page 9 of 13 pages

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or

(j)    any action similar to any of those enumerated above.

Item 5.     INTEREST IN SECURITIES OF THE ISSUER

(a)    (i)    Based on a total of 15,011,579 shares outstanding on November 11,
2004, as adjusted upward to 15,267,327 shares to reflect 255,744 shares issuable under the Trust Warrants, the Trust's beneficial ownership of 713,363 shares of common stock constitutes beneficial ownership of approximately 4.7% of the total number of shares of outstanding common stock of the Issuer. Lineberger II disclaims all beneficial ownership in the securities owned by the Trust.

       (ii) Based on a total of 15,011,579 shares outstanding on November 11, 2004, as adjusted upward to 15,165,031 shares to reflect 153,452 shares issuable under the L & Co. Warrants, L & Co.'s beneficial ownership of 453,023 shares of common stock constitutes beneficial ownership of approximately 3.0% of the total number of shares of outstanding common stock of the Issuer. Each of Lineberger I and Lineberger & Co. disclaim all beneficial ownership of all securities owned by L & Co.

       (iii) Based on a total of 15,011,579 shares outstanding on November 11, 2004, the IRA's beneficial ownership of 100,000 shares of common stock constitutes beneficial ownership less than 1% of the total number of shares of outstanding common stock of the Issuer. Lineberger I has shared beneficial ownership of all securities owned by the IRA.

       (iv) Based on a total of 15,011,579 shares outstanding on November 11, 2004, as adjusted upward to 15,060,579 shares to reflect 49,000 shares issuable pursuant to the Option, Lineberger I's beneficial ownership of 149,000 shares of common stock constitutes beneficial ownership of approximately 1% of the total number of shares of outstanding common stock of the Issuer.

                              Page 10 of 13 pages

(b)    (i)    Lineberger II, as the trustee of the Trust, has the sole power to vote or to direct the vote of, and sole power to dispose or direct the disposition of, the 713,383 shares of common stock owned by the Trust.

       (ii) Lineberger & Co., as the Managing Member of L. & Co., has shared power to vote or to direct the vote of, and shared power to dispose or direct the disposition of the 453,023 shares of common stock owned by L & Co.

       (iii) Lineberger I, as the Manager of Lineberger & Co. and the manager of the IRA: (a) has shared power to vote or to direct the vote of, and shared power to dispose or direct the disposition of the 453,023 shares of common stock owned by L & Co.; (b) has sole power to vote or to direct the vote of, and sole power to dispose or direct the disposition of 100,000 shares of common stock owned by the IRA; and (c) has sole power to vote or to direct the vote of, and sole power to dispose or direct the disposition of 49,000 shares of common stock owned by Lineberger I in connection with the Option.

(c)    (i)    Except as reported in Item 4, during the past sixty days, none of the Reporting Persons has effected any transactions in shares of common stock.

(d)    Not applicable.

(e)    Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS

None.

                              Page 11 of 13 pages

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              IRREVOCABLE TRUST OF JAMES A LINEBERGER U/A
                                    12/17/98

                                    1/18/2005
                                    ---------
                                    (Date)

                                    /s/ James E. Lineberger, Jr.
                                    ----------------------------
                                    (Signature)
                                    Name: James E. Lineberger, Jr. Trustee


                              L & CO., LLC

                                    1/18/2005
                                    ---------
                                    (Date)

                                    /s/ James E. Lineberger
                                    -----------------------
                                    (Signature)
                                    Name: James E. Lineberger, Manager of
                                    Lineberger & Co., LLC
                                    Title: Managing Member

                              LINEBERGER & CO., LLC

                                    1/18/2005
                                    ---------
                                    (Date)

                                    /s/ James E. Lineberger
                                    -----------------------
                                    (Signature)
                                    Name: James E. Lineberger
                                    Title: Manager

                              JAMES E. LINEBERGER IRA

                                    1/18/2005
                                    ---------
                                    (Date)

                                    /s/ James E. Lineberger
                                    -----------------------
                                    (Signature)
                                    Name: James E. Lineberger
                                    Title: Manager

                              Page 12 of 13 pages

                              JAMES E. LINEBERGER

                                    1/18/2005
                                    ---------
                                    (Date)

                                    /s/ James E. Lineberger
                                    -----------------------
                                    (Signature)

                              JAMES E. LINEBERGER, JR.

                                    1/18/2005
                                    ---------
                                    (Date)

                                    /s/ James E. Lineberger, Jr.
                                    ----------------------------
                                    (Signature)


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, PROVIDED, HOWEVER, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION. Intentional misstatements or omissions of fact constitute Federal criminal violations (SEE 18 U.S.C. 1001).


                              Page 13 of 13 pages